T. Rowe Price Equity Series, Inc. (the corporation) is registered under the Investment Company Act of 1940 (the 1940
Act).The Equity Income Portfolio (the fund) is a diversified, open-end management investment company established by the corporation. Shares of the fund currently are offered only through certain insurance companies as an investment medium for both variable annuity contracts and variable life insurance policies. The fund seeks a high level of dividend income and long-term capital growth primarily through investments in stocks. The fund has two classes of shares: the Equity Income Portfolio (Equity Income Portfolio Class) and the Equity Income Portfolio-II (Equity Income Portfolio-II Class). Equity Income Portfolio-II Class shares are sold through financial intermediaries, which it compensates for distribution, shareholder servicing, and/or certain administrative services under a Board-approved Rule 12b-1 plan. Each class has exclusive voting rights on matters related solely to that class; separate voting rights on matters that relate to both classes; and, in all other respects, the same rights and obligations as the other class.

The fund is a named defendant or in a class of defendants in a lawsuit that the Unsecured Creditors Committee (the Committee) of the Tribune Company has filed in Delaware bankruptcy court. The Committee is seeking to recover all payments made to beneficial owners of common stock in connection with a leveraged buyout (LBO) of Tribune, including those made in connection with a 2007 tender offer in which the fund participated. A motion to dismiss was filed in this case and the district court granted the motion on January 9, 2017. The fund was named, also, as a defendant or included in a class of defendants in parallel litigation, which was dismissed by the district court and affirmed on appeal by the Second Circuit Court of Appeals. This second action asserted state law constructive fraudulent transfer claims in an attempt to recover stock redemption payments made to shareholders at the time of the LBO. The plaintiffs in this second action filed a petition for a writ of certiorari with the U.S. Supreme Court. The U.S. Supreme Court removed the petition from its December 9, 2016 calendar and the matter has not yet been rescheduled. The complaints allege no misconduct by the fund, and management has vigorously defended the lawsuits. The value of the proceeds received by the fund is $25,684,000 (3.43% of net assets), and the fund will incur legal expenses. Management continues to assess the case and has not yet determined the effect, if any, on the fund's net assets and results of operations.